

December 17, 2013

Via E-mail
Benson Haibing Wang
Chief Executive Officer
Taomee Holdings Limited
16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District
Shanghai 200233, People's Republic of China

> **Re: Taomee Holdings Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed April 17, 2013**
> **File No. 001-35190**

Dear Mr. Wang:

     We have reviewed your filing and have the following comments.   In our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4. Information on the Company

A. History and Development of the Company, page 38

1.   You disclose on page 40 that in December 2012, you incorporated Shanghai Xinsheng Information Technology Co., Ltd., a PRC company wholly owned by your indirect wholly-owned subsidiary Shanghai Shengran. This disclosure, and the organizational structure chart on page 65, indicate that Shanghai Xinsheng is also your indirect wholly-owned subsidiary, but the list of subsidiaries filed as Exhibit 8.1 to your Form 20-F suggests that you do not beneficially own Shanghai Xinsheng. We note also disclosure on page F-12 stating that Shanghai Xinsheng was incorporated on October 31, 2012, instead of in December 2012, as stated on page 40. Please advise regarding these apparent inconsistencies.

Item 5. Operating and Financial Review and Prospects

B. Liquidity and Capital Resources, page 90

2.   Please disclose the amount of cash held inside separately from the amount of cash held outside the PRC. In addition, disclose the amount of cash held inside and outside the VIEs. This disclosure should be cross-referenced to the risk factor discussion of limitations on foreign exchange and transferring cash.

3.   To the extent there are significant cash balance held outside of the PRC, disclose the following pursuant to FRC 501.13.b and FRC 501.13.d: 1) If true, that the cash and cash equivalents primarily originated from the company's initial public offering; and 2) How this cash has historically been used and any changes, as compared to disclosures in previous filings, in how this cash is expected to be used.

Item 8. Financial Information

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 1.Organization and Principal Activities, page F-8

4.   Please tell us and clarify your disclosures to describe how the service fees are determined under your Exclusive Technical and Marketing Services Agreement, and what percentage of the VIEs' total net income was paid to you for each year presented.

5.   We note that you disclose on page F-12 total assets and liabilities. Please expand your disclosure to present the carrying amounts and classification of the VIEs' assets and liabilities on a more disaggregated basis, including the intercompany payable to the WOFE for accrued service fees. In addition, disclose how your involvement with the VIEs affects your cash flows. We refer you to paragraphs 2AA.d and 3.bb of ASC 810-10-50.

6.   We note that in July 2012, your equity interest in Taiwan Taomee was diluted mainly due to the issuance of new ordinary shares from capital surplus and appropriations of 2011 earnings to certain existing shareholders and employees. We further note that in May 2012, a third party investor obtained a 7.5% equity interest in Ruigao through capital injection. As a result of this transaction, Shanghai Taomee's effective equity interest in Ruigao was diluted to 15.61%. Please tell us how you accounted for these equity dilutions, including how you considered the provisions of ASC 323-10-40-1, and whether you recognized any gains or losses.

Note 10. Taxation

7.   Please clarify how you calculated the aggregate dollar and per share effects of the tax holidays for 2012 as required by SAB Topic 11.C. In this regard, it appears that the combined effects of your tax holidays and the one-time benefit relating to the approval of tax holidays for prior years, as reflected in your rate reconciliation, represented 42.7% of your net income before taxes for 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or me at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Staff Attorney, at (202) 551-3483 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief

cc: Via Email
     Paul Keung
     Chief Financial Officer